

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 21, 2009

Mr. Roberto Oliveira de Lima
Chief Executive Officer
Vivo Participações, S.A.
Vivo Holding Company
Av. Dr. Chucri Zaidan, 860
Morumbi, 04583-110
Sao Paulo, SP Brazil

> **RE:** **Vivo Participações, S.A.**
> **Vivo Holding Company**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed April 23, 2009**
> **File No. 333-09470**

Dear Mr. Oliveria de Lima:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      Sincerely,

      Larry Spirgel
      Assistant Director

cc: Diane G. Kerr, Esq., Davis Polk & Wardwell
   Via Facsimile: (212) 701-5529